UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October  2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated October 21, 2022	3

8-K

Grifols, S.A. Avinguda de la Generalitat 152 - 158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel .. [34] 935 710 500 Fax [34] 935 710 267 ww.grifols.com Grifols, S.A. (" Grifols "), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following OTHER RELEVANT INFORMATION Following the article released ea rlier today in certain Spanish media regarding Grifols facing a potential lawsuit as a result of a claim for violating Donors’ biometric identification rights in Illinois (U.S.) , Grifols w ishes to communicate that t his case was properly disclosed in its audited consolidated financials for FY2021 and Half - Year 2022. It should be noted that t he Court’s recent o rder does nothing more than allow the plaintiffs ’ case to proceed, and therefor e assumes for purposes of that order that the plainti ffs’ allegations are true .. However, there has not yet been any factual determination of the validity of those facts, and i t is not a final determination. Grifols believes that it has meritorious defenses to the plaintiffs’ claims. Grifols has not recogniz ed any provision for th e claim in its financials due to its lack of materiality in accordance with the assessment performed by its legal advisors .. In reaching this determination, t he company has also considered other similar cases with in the plasma industry , a s well as the insurance coverage applicable .. In Barcelona, on 21 October 2022 Nuria Martín Barnés

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 21, 2022

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